CDM Resource Partners, L.P.
20405 Tomball Parkway, Suite 310
Houston, Texas 77070
(281) 376-2980
VIA EDGAR
January 22, 2008
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CDM Resource Partners, L.P. Withdrawal of Registration Statement on Form S-1 (Registration No. 333-144971)
Ladies and Gentlemen:
     Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, CDM Resource Partners, L.P., a Delaware limited partnership (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 that was initially filed with the Commission on July 31, 2007 (Registration No. 333-144971), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above.
     The Registrant is requesting such withdrawal because the Registrant’s business has been sold by the Registrant’s owners to a third-party, effective January 15, 2008. As a result, the Registrant will not be proceeding with its contemplated offering. The Registrant confirms that the Registration Statement has not been declared effective and that no securities have previously been sold in connection with the proposed offering. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.
     We appreciate your assistance and should you need any additional information, please feel free to contact Jim Knight of Vinson & Elkins L.L.P. at (713) 758-3460.

Respectfully submitted, CDM RESOURCE PARTNERS, L.P.
By:	CDM RP GP, L.P. its General Partner

By:	CDM GP, LLC its General Partner

By:	/s/ Richard W. Fairchild, Jr.
Richard W. Fairchild, Jr.
Chief Financial Officer

cc: Scott M. Anderegg (Commission)
Jim Knight (Vinson & Elkins L.L.P.)